Visionary Education Technology Holdings Group Inc . Corporate Presentation Issuer Free Writing Prospectus dated May 2 , 2022 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary P rospectus dated May 2, 2022 Registration Statement No. 333 - 263290 May 2, 2022

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of common shares (“Common Shares”) of Visionary Education Technology Holdings Group Inc . (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 0001892274 / 000168316822003110 /visionary_f 1 a 3 . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus at no cost to you, if you contact Joseph Stone Capital, LLC, by email at : corporatefinance@josephstonecapital . com, or contact Visionary Education Technology Holdings Group Inc . via email : ir@farvision . ca . 2

Forward Looking Statement s The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of events that occur after the date of our prospectus . You should read this presentation and the documents that we refer to in this presentation and have filed as exhibits to the registration statement, of which this presentation is a part, completely and with the understanding that our actual future results may be materially different from what we expect . Known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions, or the negatives thereof, are intended to identify forward - looking statements, but are not the exclusive means of identifying such statements . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements include statements relating to : our goals and strategies ; our expectations regarding demand for and market acceptance of our products and services ; our expectations regarding our relationships with customers, suppliers, investors, borrowers and partners ; our future business development, results of operations and financial condition ; competition in our industry ; relevant government policies and regulations governing our business and industry ; our proposed use of proceeds from this offering ; general economic and business conditions in Canada and elsewhere ; and assumptions underlying or related to any of the foregoing . To the extent that any statements in this Free Writing Prospectus conflict with or are otherwise inconsistent with statements made in the Preliminary Prospectus, the statements in the Preliminary Prospectus supersede and control the statements made herein . 3

Summary of Risk Factors 4  Ms. Zhou, our founder and majority shareholder, has exerted, and will continue to exert, substantial influence and control ov er our Company, including beneficial ownership of a majority of our issued and outstanding Common Shares.  If we are unable to close on the property where we intend to locate Visionary University Town (“VUT”), we will be unable to f ull y execute our business plan, leading to the reduction of our operations.  We are subject to the risks of the volatility of the real estate industry.  Our strategy to use the space currently occupied by tenants for our operations upon termination of their leases could have a mat erial adverse impact on our cash flow.  We have limited operating history providing education services, which makes it difficult to predict our prospects and our bus ine ss and financial performance.  Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the publ ic company aspects of our business could harm us.  We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.  The pandemic caused by COVID - 19 has had an adverse impact on our business, results of operations, financial condition and cash f lows and we cannot predict what the future impact of the pandemic will have on our business.  We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost - effective manner.  Our failure to pay our federal and provincial taxes could result in fines and interest charges and adverse outcomes from the exa mination of our tax returns could have an adverse effect upon our financial results.  If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost - effective manner, our comp etitive position and ability to generate revenues may be materially and adversely affected.  Changes in Canada’s or Ontario’s economic, political or social conditions or government policies could have a material advers e e ffect on our business and operations, particularly changes in laws affecting secondary education and immigration policies.  Regulatory agencies or third parties may conduct compliance reviews, bring claims or initiate litigation against us. If the r esu lts of these reviews or claims are unfavorable to us, our results of operations and financial condition could be adversely affected.  An active trading market for our Common Shares may not develop following this offering, and the trading price of our Common S har es may be volatile, each of which could result in substantial losses to investors.  We cannot predict our future capital needs, and if we are unable to secure additional financing when needed, our operations a nd revenues would be adversely affected.  Because we are incorporated under Canadian law, investors may face difficulties in protecting their interests, and investors’ ab ility to protect their rights through U.S. courts may be limited.  Several of our subsidiaries have had limited operations and may not develop successfully.  International travel to pursue educational opportunities and in person education have been adversely affected by the COVID pa nde mic and there is no assurance such travel and education programs will quickly recover or expand from prior levels.  We will be a “controlled company” within the meaning of the corporate governance rules of The NASDAQ Capital Market and, alth oug h we do not presently intend to rely on certain exemptions from the corporate governance requirements of those rules, we may do so in the future.  Competition could decrease our market share and cause us to lower our tuition rates.  An increase in interest rates could adversely affect our ability to attract and retain students.  We are subject to privacy and information security laws and regulations due to our collection and use of personal information , a nd any violations of those laws or regulations, or any breach, theft or loss of that information, could adversely affect our reputation and operations.  System disruptions to our technology infrastructure could impact our ability to generate revenue and could damage the reputat ion of our institutions.

Offering Summary 5 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Issuer Visionary Education Technology Holdings Group I nc. Exchange & Ticker Nasdaq Capital Market – VEDU Shares Outstanding Before This Offering 35,000,000 Common Shares Shares Offered 4,250,000 Common Shares (or 4 ,887,500 Common Shares if the Representative of the Underwriters’ over - allotment option is exercised in full) Shares Outstanding After This Offering 39,250,000 Common Shares (or 39,887 ,500 Common Shares if the Representative of the Underwriters’ over - allotment option is exercised in full) Offering Type Initial Public Offering Offering Price $ 4.00 Net Proceeds $14.22 million (assuming an initial public offering price of $4.00 per Common Share .) Overallotment 15% Use of Proceeds • $4.0 million on PPP projects • $2.5 million on Max the Mutt College of Animation, Art and Design (“MTM”) course development and program partnerships with other universities • $4.0 million at the vocational education level, including training equipment purchases, renovations of facilities, and promotions and professional trainer recruitments • $2.0 million on global market development and distribution channel establishments • $0.5 million for staff development • $0.7 million for working capital • $0.5 million to be held in escrow for 18 months from the closing of the offering to cover potential indemnification claims by the Representative of the Underwriters Representative of the Underwriters Joseph Stone Capital, LLC

6 Investment Highlights Substantial Knowledge of Our Customers and the Canadian Education Market Recognized Private Education Brands in Canada and International Presence Commitment to Offering Academically Rigorous, Career - oriented Programs Broad Scope of Education Programs Covering Lifelong Education Experienced Management Team and Expertise in Online Education Ability to Provide Immigration Services Ownership of Adequate Real Estate to House Our Businesses’ Planned Expansion See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

7 About Us A licensed provider of private online and in person educational programs and services in Canada, serving both Canadian and international students . Who We Are Provide educational programs 1 and educational services 2 . What We Do Broaden access to the multicultural education system of Canada through advanced management and technological innovation and to facilitate the achievement of students’ full potential. Our Mission We have used the profits from our real estate activities to acquire a number of private, government - licensed education operations and continue to transition into private education and ancillary services . Our Focus Note: 1 Educational programs include Ontario Secondary School Diploma (grades 9 through 12), career - oriented two - year college and four - y ear university diploma programs, vocational education programs, and master’s programs. 2 Education services include immigration and study visa services, student housing, career guidance, internship, and entrepreneu rsh ip guidance. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

8 Corporate Structure Note : We entered into an agreement to purchase two buildings with a total floor area of 433 , 000 square feet in 95 - 105 Moatifield Drive, North York, Ontario . We intend to convert the buildings into a campus center that we refer to as University Town . Pursuant to the fifth amendment to agreement of purchase and sale of 95 - 105 Moatifield Drive dated March 31 , 2022 , we are scheduled to close the purchase for the two buildings on May 26 , 2022 . See Risk Factors - if we are unable to close the acquisition of the property for Visionary University Town, we will be unable to fully execute our business plan, leading to the reduction of our operations . On November 1 , 2020 , Farvision Education entered into an acquisition agreement with one individual who was the original shareholder of Toronto High School Inc . ("Toronto High School” ), a private high school registered with Ontario Ministry of Education . Pursuant to the agreement, Farvision Education will acquire 80 % of the equity interests of Toronto High School for a total consideration of $ 188 , 374 . Farvision Education paid an acquisition deposit of $ 125 , 584 upon signing the agreement . The acquisition is expected to be completed by June 30 , 2022 . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

9 Our Business Degree - oriented Education OSSD College & University Master’s Degree Vocational Education Skill Trade Second Career Language Training Enterprise Training Education Services Visa (study and Immigration) Human Resource Other Services We aim to provide access to secondary, college undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

10 The Markham Campus 200 & 260 Town Centre Boulevard The Scarborough Campus 41 Metropolitan Road Visionary University Town (“VUT”) (Scheduled To Be Acquired May 26, 2022) 95 and 105 Moatfield Drive* Three Campuses Located i n Markham , Scarborough , a nd (to be acquired) VUT o f the Greater Toronto Area *Scheduled to be acquired on May 26, 2022. See Risk Factors - if we are unable to close the acquisition of the property for Visionary University Town, we will be unable to fully execute our business plan, leading to the reduction of our operations . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Our Campuses

11 Visionary University Town Scheduled to be Acquired May 26, 2022 Rear – right, 105 Moatfield Drive* Rear, 95 & 105 Moatfield Drive* P1 Parking Area* Rear – right, 105 Moatfield Drive* Atrium - 95 Moatfield Drive* Dining Area – 105 Moatfield Drive* *Scheduled to be acquired on May 26, 2022. See Risk Factors - if we are unable to close the acquisition of the property for Visionary University Town, we will be unable to fully execute our business plan, leading to the reduction of our operations . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

12 Max the Mutt College of Animation, Art and Design Founded as a Canadian Private Career College in Toronto in 1997 Full - time and Four - year College Diploma Programs A Variety of Digital, Animation and Art Workshops Courses Intensive Six - week Certificate Program See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Why International Students Choose Canada • 调整文字的行间距 ， 建议使用文档源 文件字体 ， 效果会更好 T he Quality o f t he Canadian Education System Graduates from Qualified Colleges or Universities are Eligible for Immigration to the Country Relatively Low Tuition Compared with Tuition in the United States and the United Kingdom 13 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Canada’s Education Market Grows Steadily 14 1.34 1.44 1.5 1.56 1.66 1.68 1.71 1.73 1.77 1.8 1.91 1.96 2 2.02 2.05 2.05 2.05 2.08 2.12 2.15 0 0.5 1 1.5 2 2.5 Number of students enrolled in postsecondary institutions in Canada from 2000 to 2019 (in million) 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 Number of students Number of students enrolled in colleges in Canada from 2000 to 2019 Source : www . statista . com . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Canada Has Become International Education Leader 15 • International students generate a substantial amount of revenue, making a significant contribution to the Canadian economy. • In Canada fiscal year 2018 - 2019, public and private expenditure on education amounted to $85 billion, which was approximately 6. 5% of Canada’s GDP, including $8.47 billion, or 6.15% of the total, contributed by international students. 1,075,496 551,495 503,270 463,643 358,000 353,331 302,157 228,403 125,675 94,263 78,259 52,996 38,334 30,733 21,199 United States United Kingdom Canada Asutralia Framce Russia Germany Janpan Spain Netherlands Poland New Zealan Sweden Denmark Norway Number of Students Top host destination of international students worldwide in 2020, by number of students 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 Number of International Students Number of international students enrolled in postsecondary institutions in Canada from 2000 to 2019 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Source : www . statista . com .

Management Team



Dr. Thomas Traves
Chairman
Chief Executive Officer

- Organizational Strategy Consultant from 2017 to 2020.
- President of Brock University from 2016 to 2017.
- President and Vice-Chancellor at Dalhousie University from 1995 to 2013.
- Dean of the Faculty of Arts at York University from 1983 to 1991.
- Board Chair of Atlantic regional universities group and Universities Canada.
- Bachelor's degree from the University of Manitoba.
- PhD in History with a specialization in economic history from York University.



Ms. Katy Liu
Chief Financial Officer

- Chief Financial Officer at the BLS Medicare Group Inc. from 2018-2020.
- Controller/Chief Administration Officer at the George R. Gardiner Museum of Ceramic Art from 2000 to 2018.
- Finance Manager at the Canadian Opera Company for 14 years.
- Bachelor of Applied Arts in Economics from Centennial College.
- Certified General Accountant – Fourth Level program from York University.



Dr. Zaiyi Liao
Director
Chief Operating Officer

- Partner and Engineering Director of SGS Architects from February 2014 to June 2020.
- Tenured Professor in the Department of Architectural Science at Ryerson University until the present.
- Bachelor of Engineering and Master of Applied Science from Tsinghua University.
- PhD in Building Services Engineering from Hong Kong Polytechnic University and PhD in Engineering Science from the University of Oxford.



Dr. Harley d'Entremont
Chief Academic Officer

- Academic Consultant from 2017 to 2020.
- Provost and Vice-President of Academic and Research at Nipissing University from 2012 to 2017.
- Vice-President Academic at Laurentian University from 2003 to 2008.
- President of Université Sainte-Anne from 1988 to 2001.
- Bachelor of Arts from Saint Mary's University.
- Masters in Public Administration from Dalhousie University.
- PhD in Political Science from the University of Western Ontario.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Board of Directors

Dr. Thomas Traves

Chairman & Chief Executive Officer

- Organizational Strategy Consultant from 2017 to 2020.
- President of Brock University from 2016 to 2017.
- President and Vice-Chancellor at Dalhousie University from 1995 to 2013.
- Dean of the Faculty of Arts at York University from 1983 to 1991.
- Board Chair of Atlantic regional universities group and Universities Canada.
- Bachelor's degree from the University of Manitoba.
- PhD in History with a specialization in economic history from York University.

Dr. Simon Tang

Vice Chairman

- Managing Director of WinWin Law PLLC since 1994.
- Shareholder of Allied Law Firm and Allied Management Consulting Group.
- Member of the State Bar of Texas.
- Bachelor of Arts from the University of Utah.
- Master's in Global Geopolitics from Brigham Young University.
- PhD in Economics and History from the University of California, and a Juris Doctor from the University of Minnesota School of Law.

Mr. Yin Bun (Ken) Chan

Vice Chairman

- Over 10 years' experience in facilitating international education partnerships.
- 20 years of banking and finance management experience.
- Established Canadian Certified High School Diploma program in Shenyang China.
- Member of the board of directors for Career Colleges Ontario and Chair of the organization's International Education Committee from 2003 to 2006.

Dr. Zaiyi Liao

Director & Chief Operating Officer

- Partner and Engineering Director of SGS Architects from February 2014 to June 2020.
- Tenured Professor in the Department of Architectural Science at Ryerson University until the present.
- Bachelor of Engineering and Master of Applied Science from Tsinghua University.
- PhD in Building Services Engineering from Hong Kong Polytechnic University and PhD in Engineering Science from the University of Oxford.

Honorable Peter M. Milliken

Director

- Retired from the House of Commons after 2011.
- Member of the House of Commons from 1988 to 2011 and Speaker of the House of Commons for ten years.
- Lawyer and politician from 1972 to 1988
- Bachelor of Arts in Political Science and Economics from Queen's University.
- Bachelor of Arts and Master of Arts in Jurisprudence from the University of Oxford.
- Bachelor of Laws from Dalhousie University.

Dr. J. Colin Dodds

Director

- Past President and Vice Chancellor of Saint Mary's University, Past chair of the Council of Nova Scotia and Atlantic University Presidents and the Canadian Bureau for International Education.
- Served two terms as a Director of the Bank of Canada and the Asia Pacific Foundation.
- Member of the Advisory Boards of Immotech Technologies Ltd and GEM Health Care Group Ltd.'
- BA (Open University), BSc Econ Hons (Hull University), Master of Arts and PhD (Sheffield University).

Dr. Haipeng Xie

Director

- Adjunct Professor of Mechanical and Industrial Engineering at the University of Toronto since 2015.
- Adjunct Professor at the University of Geulph's School of Engineering from 2004 to 2015.
- Bachelor of Science in Electrical Engineering from ZhongShan University.
- Master of Applied Science in Electrical and Computer Engineering from Concordia University.
- PhD in Electrical and Computer Engineering from the University of Western Ontario.

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See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

18 Growth Strategies Establish New Campuses and Centers and Expand Our Extensive Network & Acquire Other Educational Businesses Leverage Synergies Among Our Campuses to Expand Recruiting and Cross - selling Efforts Integrate Online and Offline Resources for Our Training and Develop Mobile Applications for Our Online Education Services Expand Course and Degree Offerings Based on Industry Trends and Government Policies Leverage PPP (Public Private Partnership) Programs with Public Colleges and Universities in Other Countries Offer Professional Development Related Services by Leveraging Big Data and Artificial Intelligence Technologies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

Future Plan 19 • Developing an innovative education management platform based on artificial intelligence (AI) for most cost - effective operation of education programs . • Developing virtual teaching labs based on AI and Virtual Reality (VR) . • Converting certain of our existing college programs into four - year university programs . • Acquiring additional academic institutes . • Entering into Public College - Private College Partnerships, or Public Private Partnership (PPP) programs, in which we recruit students into our two - year college programs pursuant to contracts with public colleges, leading students to an Ontario College Credential from the public colleges . We plan to continue to develop three to five more PPP programs . • Entering into partnerships with public universities that will enable our college graduates who have completed our one - year or two - year programs to study for an additional two or three years at universities to obtain university degrees, which are known as 2 + 2 and 1 + 3 programs . • Establishing collaborations with top universities for joint academic programs and student exchange programs . • Improving our own recruiting network in targeted countries to expand our ability to directly recruit international students into our education programs and directly into other programs at universities in Canada . • Enhancing our faculty through continued training programs and recruiting top talent to ensure quality and improve our education programs . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

20 Financial Highlights 0.9 0.6 0.2 7.7 4.3 2.9 Revenue Gross Profit Net Income Revenue & Gross Profit & Net Income (in US$ Millions) FY2020 FY2021 61.8% 25.9% 55.2% 37.7% Gross Profit Margin Net Income Margin Gross Profit & Net Income Margin FY2020 FY2021 Note: Fiscal year end is March 31 * “pp” represents percentage points See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss.

21 Financial Highlights 2.0 1.1 0.9 3.2 1.8 0.6 Revenue Gross Profit Net Income Revenue & Gross Profit & Net Income (in US$ Millions) 1H2021 1H2022 Unaudited 54.0% 46.2% 54.1% 19.7% Gross Profit Margin Net Income Margin Gross Profit & Net Income Margin 1H2021 1H2022 Unaudited See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Note: Fiscal year end is March 31 * “pp” represents percentage points

22 Financial Highlights 8.7% 4.7% 1.0% 85.6% FY2021 Rent revenue Tuition revenue Construction revenue Sales of vacant land 59.5% 31.8% 8.7% 0.0% FY2020 36.1% 11.1% 0.2% 52.6% 1H2022 Unaudited 13.4% 6.3% 2.0% 78.3% 1H2021 Revenue by Type See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Note: Fiscal year end is March 31

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Contact 23 Cathy Cao Head of Investment Banking Email: ccao @josephstonecapital.com Tel: +1 - 516 - 267 - 7001 Address: 29 Broadway #1800 , New York, NY 10006 USA Investor Relations Ascent Investor Relations LLC Tina Xiao President Email: tina.xiao@ascent - ir.com Tel: +1 - 917 - 609 - 0333 Address: 733 Third Avenue, 16th Floor New York, NY 10017 USA Lead Bookrunner Joseph Stone Capital, LLC Email: ir@farvision.ca Tel: +1 - 905 - 739 - 0593 Address: 200 Town Centre Blvd. Suite 408A, Markham, Ontario, Canada L3R 8G5 Issuer Visionary Education Technology Holdings Group Inc.